FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For January 23, 2004

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes:  ❑     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes:  ❑     No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item

1.	English translation of a letter to the President of the National Securities Commission of Argentina from Telefónica de Argentina S.A. dated December 22, 2003 announcing the results of its Ordinary General Shareholders Meeting of December 19, 2003.

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[Telefónica de Argentina, S.A. Letterhead]

Buenos Aires, December 22, 2003

By Hand

President of the National Securities

Commission

Re: Ordinary General Shareholders Meeting on December 19, 2003

Dear Sir:

I have the pleasure of addressing you in representation of Telefónica de Argentina, S.A., with offices located at 723 Avenida Ingeniero Huergo, grand floor, City of Buenos Aires, in order to inform you that the Ordinary General Shareholders Meeting of December 19, 2003 resulted in the approval of the creation of a global program to issue simple negotiable obligations, not convertible into shares, denominated in pesos or any other currency, with a common guaranty, in different classes and/or successive series, accumulating or non-accumulating, for a maximum amount in circulation at any one time during the term of the program of Ps.1,500,000,000 or its equivalent in other currencies.

At the same time, the meeting resulted in the delegation to the Board of Directors greater powers to, within the maximum amount set by the meeting, establish the remaining conditions for the issuance of the program and of each class and/or series including, without limitation, the following: amount, currency, date of issuance, term, price, interest rate, form and conditions of payment, characteristics and terms and conditions of the notes to be issued and use of proceeds within the options set by the meeting.

Sincerely,

Cecilia Maestri

Power of Attorney

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ Cecilia Maestri

Name:	Cecilia Maestri
Title:	Power of Attorney

Date: January 23, 2004

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